Filed pursuant to Rule 424(b)(3)
Registration No. 333-177563

AMERICAN REALTY CAPITAL GLOBAL TRUST, INC.
SUPPLEMENT NO. 5, DATED JULY 15, 2013,
TO THE PROSPECTUS, DATED AUGUST 23, 2012

This prospectus supplement, or this Supplement No. 5, is part of the prospectus of American Realty Capital Global Trust, Inc., or the Company, dated August 23, 2012, or the Prospectus, as supplemented by Supplement No. 4 dated May 23, 2013, or Supplement No. 4, and Supplement No. 3 dated April 25, 2013, or Supplement No. 3. This Supplement No. 5 supplements, modifies or supersedes certain information contained in our Prospectus, Supplement No. 4 and Supplement No. 3 and should be read in conjunction with our Prospectus, Supplement No. 4 and Supplement No. 3. This Supplement No. 5 will be delivered with the Prospectus, Supplement No. 4 and Supplement No. 3. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 5 is to, among other things:

•	update disclosure relating to our use of proceeds; and

•	update disclosure relating to management compensation.

Prospectus Summary

The table under the question “How will you use the proceeds raised in this offering?” on page 10 of the Prospectus is hereby replaced in its entirety with the following disclosure.

	Minimum Offering (Not Including Distribution Reinvestment Plan)		Maximum Offering (Not Including Distribution Reinvestment Plan)
	Amount	Percent	Amount	Percent
“Gross offering proceeds	$2,000,000	100.0%	$1,500,000,000	100.0%
Less offering expenses:
Selling commissions and dealer manager fee	$200,000	10.0	$150,000,000	10.0	(1)
Organization and offering expenses	$30,000	1.5	$22,500,000	1.5
Amount available for investment	$1,770,000	88.5%	$1,327,500,000	88.5%
Acquisition:
Acquisition and advisory fees	$18,000	0.9	$13,250,000	0.9
Acquisition expenses	$18,000	0.9	$13,250,000	0.9
Amount invested in properties	$1,734,000	86.7%	$1,301,000,000	86.7	%”

The disclosure under the section “Acquisition Fees” on pages 15 and 16 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“Acquisition Fees

We will pay to our advisor or its assignees 1.0% of the contract purchase price of each property acquired (including our pro rata share of any indebtedness assumed or incurred in respect of that investment and exclusive of acquisition fees and financing coordination fees) and 1.0% of the amount advanced for a loan or other investment (including our pro rata share of any indebtedness assumed or incurred in respect of that investment and exclusive of acquisition fees and financing coordination fees). This acquisition fee is reflective of services performed by our advisor in connection with selecting properties for acquisition and shall cover such services until such time as our advisor has submitted a letter of intent to the seller to purchase such property and presented a detailed investment memorandum to our board of directors for approval. Solely with respect to our European investment activities, our European service provider will be paid 50% of the acquisition fees in respect of such properties, and our advisor will receive the remaining 50%, as set forth in the service provider agreement.

For purposes of this prospectus, “contract purchase price” or the “amount advanced for a loan or other investment” means the amount actually paid or allocated in respect of the purchase, development, construction or improvement of a property or the amount actually paid or allocated in respect of the purchase of loans or other real-estate related assets, in each case inclusive of any indebtedness assumed or incurred in respect of such investment, but exclusive of acquisition fees and financing coordination fees. This acquisition fee does not include any acquisition expenses payable to our advisor, as described in “Acquisition Expenses” below. Once the proceeds from the primary offering have been fully invested, the aggregate amount of acquisition fees and financing coordination fees (as described below) shall not exceed 1.5% of the contract purchase price and the amount advanced for a loan or other investment, as applicable, for all the assets acquired.

$18,000/$13,250,000 (or $32,727/$24,090,909 assuming we incur our expected leverage of 45% set forth in our investment guidelines or $72,000/ $53,000,000 assuming the maximum leverage of approximately 75% permitted by our charter).”

The disclosure under the section “Acquisition Expenses” on page 16 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“Acquisition Expenses

We will reimburse our advisor or European service provider for expenses actually incurred (including personnel costs) related to selecting, evaluating and acquiring assets on our behalf, regardless of whether we actually acquire the related assets.

Specifically, we will pay our advisor or its affiliates for any services provided by such entities for which they incur investment-related expenses, or insourced expenses. Such insourced expenses will be fixed initially at 0.50% of the purchase price of each property (including our pro rata share of debt attributable to the property) and 0.50% of the amount advanced for each loan or other investment (including our pro rata share of debt attributable to such investment), which will be paid at the closing of each such investment. Examples of insourced expenses include legal advisory expenses, due diligence expenses, acquisition-related administrative and advisory expenses, survey, property, lease and contract review expenses, travel and communications expenses and other closing costs, regardless of whether we acquire the investment. Aggregate insourced expenses in any year shall be fixed initially at 0.50% of the purchase price of our acquisitions (including our pro rata share of debt attributable to such investments) and 0.50% of the amounts advanced for all loans or other investments  (including our pro rata share of debt attributable to such investments). By fixing insourced expenses for each acquisition and for any year to 0.50% of the purchase price of our acquisitions for such year, we intend for these expenses  to remain at or below the amount of expenses that we would incur if we outsourced the services performed by our advisor and its affiliates described above for each such year. In order to ensure that such insourced expenses remain at or below market rates, we will perform annually a comparative analysis of what the amount of expenses will be if we outsource the services provided by the advisor or its affiliates during such year for a substantially similar amount of acquisitions in the subsequent year, or a market check. In light of this market check, we will adjust our future insourced expenses annually, or we may determine to outsource certain services provided by the advisor or its affiliates for any subsequent year in order to remain at or below market rates, if needed. Aggregate insourced expenses in any year will not exceed 0.50% of the purchase price of our acquisitions (including our pro rata share of debt attributable to such investments) and 0.50% of the amounts advanced for all loans or other investments  (including our pro rata share of debt attributable to such investments).

Additionally, we will pay third party acquisition expenses and other acquisition expenses that we incur or that are incurred by our European service provider, including, but not limited to, third party brokerage or finders fees, title insurance premiums and transfer taxes, appraisals, incorporation costs, surveying, zoning and environmental reports, insurance review and third party legal expenses.

In no event will the total of all acquisition fees and acquisition expenses (including any financing coordination fee) payable with respect to our portfolio of investments or reinvestments exceed 4.5% of the contract purchase price of our portfolio to be measured at the close of the acquisition phase (including our pro rata share of debt attributable to the portfolio) or 4.5% of the amount advanced for all loans or other investments (including our pro rata share of debt attributable to such investments). We may, from time to time, reimburse our advisor for third party acquisition expenses that it incurs, if any.

$9,000/$6,625,000 ($16,364/$12,045,455 assuming we incur our expected leverage of 45% set forth in our investment guidelines or $36,000/ $26,500,000 assuming the maximum leverage of 75% permitted by our charter).”

The disclosure under the section “Operating Expenses” on page 19 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“Operating Expenses	We will reimburse our advisor’s costs of providing administrative services, subject to the limitation that we will not reimburse our advisor for any amount by which our operating expenses at the end of the four preceding fiscal quarters exceeds the greater of (a) 2.0% of average invested assets and (b) 25.0% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period. For these purposes, “average invested assets” means, for any period, the average of the aggregate book value of our assets (including lease intangibles, invested, directly or indirectly, in financial instruments, debt and equity securities and equity interests in and loans secured by real estate assets (including amounts invested in REITs and other real estate operating companies)) before deducting reserves for depreciation, or bad debts or other similar non-cash reserves, computed by taking the average of these values at the end of each month during the period. The expenses to be reimbursed to our advisor will include personnel costs in connection with services provided by our advisor during the operational stage, in addition to paying an asset management fee. However, we will not make operating expense reimbursements for personnel costs to our advisor in connection with services for which the advisor already receives acquisition fees, acquisition expenses or real estate commissions. We will not reimburse the advisor for salaries and benefits paid to our executive officers.	Not determinable at this time.”

Estimated Use of Proceeds

The table under the section “Estimated Use of Proceeds” on page 67 of the Prospectus is hereby replaced in its entirety with the following disclosure.

	Minimum Offering (Not Including Distribution Reinvestment Plan)		Maximum Offering (Not Including Distribution Reinvestment Plan)
	Amount	Percent	Amount	Percent
“Gross offering proceeds	$2,000,000	100.0%	$1,500,000,000	100.0%
Less offering expenses:
Selling commissions and dealer manager fee(1)	$200,000	10.0	$150,000,000	10.0	(1)
Organization and offering expenses(2)	$30,000	1.5	$22,500,000	1.5
Amount available for investment(3)	$1,770,000	88.5%	$1,327,500,000	88.5%
Acquisition: (4)
Acquisition and advisory fees(5)	$18,000	0.9	$13,250,000	0.9
Acquisition expenses(6)	$18,000	0.9	$13,250,000	0.9
Amount invested in properties(7)	$1,734,000	86.7%	$1,301,000,000	86.7	%”

Footnotes 5 and 6 to the table in the section “Estimated Use of Proceeds” on pages 68-69 of the Prospectus are hereby replaced in their entirety with the following disclosure.

“(5)	Acquisition fees are defined generally as fees and commissions paid by any party to any person in connection with identifying, reviewing, evaluating, investing in and the purchase of properties. We will pay to our advisor acquisition and advisory fees up to a maximum amount of 1.0% of the contract purchase price of each property acquired (including our pro rata share of debt attributable to such property) and up to 1.0% of the amount advanced for a loan or other investment (including our pro rata share of debt attributable to such investment). These acquisition fees are reflective of services performed by our advisor in connection with selecting properties for acquisition and shall cover such services until such time as our advisor has submitted a letter of intent to purchase a property and presented a detailed investment memorandum to our board of directors for approval. This acquisition fee does not include any acquisition expenses payable to our advisor. Solely with respect to our European investment activities, our European service provider will be paid 50% of the acquisition fees in respect of such properties, and our advisor will receive the remaining 50%, as set forth in the service provider agreement. Once the proceeds from this offering have been fully invested, the aggregate amount of acquisition fees and financing coordination fees shall not exceed 1.5% of the contract purchase price and the amount advanced for a loan or other investment, as applicable, for all of the assets acquired. Assuming that we incur leverage up to 45% of the aggregate fair market value of our assets, as set forth in our investment guidelines, the minimum and maximum acquisition fees would be $32,727 and $24,090,909, respectively. Assuming we incur leverage up to 300% of our total “net assets” (as defined in our charter and in accordance with the NASAA REIT Guidelines) as of the date of any borrowing, which is generally expected to be approximately 75% of the cost of our investments, the minimum and maximum acquisition fees would be $72,000 and $53,000,000, respectively.

(6)	Acquisition expenses include both third party acquisition expenses and insourced acquisition expenses. Aggregate acquisition expenses include legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the selection, evaluation and acquisition of real estate properties, whether or not acquired. We may directly pay third parties for third party acquisition expenses, and our advisor, our European service provider or their affiliates may incur expenses for third party services, in each case from time to time. We will reimburse our advisor or our European service provider for any such third party acquisition expenses that they incur. Additionally, for certain services provided directly by our advisor or its affiliates, we will pay insourced acquisition expenses incurred related to selecting, evaluating and acquiring assets on our behalf, including legal advisory expenses, due diligence expenses, personnel expenses, acquisition-related administrative and advisory expenses, survey, property, contract review expenses, travel and communications expenses and other closing costs, as applicable, regardless of whether we acquire the investment. We will fix our insourced acquisition expenses on an annual basis to 0.5% of the purchase price of our acquisitions (including our pro rata share of debt attributable to such acquisitions) and 0.5% of the amount advanced for loans or other investments (including our pro rata share of debt attributable to such investments), subject to a reduction in such expenses for the following year in light of our annual market check. Furthermore, we believe that our third party acquisition expenses (including both those third party acquisition expenses that we pay directly and those third party acquisition expenses for which we reimburse our advisor) on an annual basis will be approximately 0.5% of the purchase price of our acquisitions (including our pro rata share of debt attributable to such acquisitions) and 0.5% of the amount advanced for loans or other investments (including our pro rata share of debt attributable to such investments). However, with respect to international acquisitions, such third party acquisition expenses may be more than 0.5% of the purchase price of such acquisitions or such amounts advanced for loans or other investments. Total acquisition fees and expenses (including any financing coordination fee) for our portfolio will not exceed 4.5% of the contract purchase price of our portfolio (including our pro rata share of debt attributable to our portfolio) or 4.5% of the amount advanced for all loans or other investments (including our pro rata share of debt attributable to such investments). Assuming that we incur leverage up to 45% of the aggregate fair market value of our assets, as set forth in our investment guidelines, the minimum and maximum acquisition fees would be $32,727 and $24,090,909, respectively. Assuming we incur leverage up to 300% of our total “net assets” (as defined in our charter and in accordance with the NASAA REIT Guidelines) as of the date of any borrowing, which is generally expected to be approximately 75% of the cost of our investments, the minimum and maximum acquisition fees would be $72,000 and $53,000,000, respectively.”

Management Compensation

The disclosure under the section “Acquisition Fees” on page 94 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“Acquisition Fees	We will pay to our advisor or its assignees 1.0% of the contract purchase price of each property acquired (including our pro rata share of any indebtedness assumed or incurred in respect of that investment and exclusive of acquisition fees and financing coordination fees) and 1.0% of the amount advanced for a loan or other investment (including our pro rata share of any indebtedness assumed or incurred in respect of that investment and exclusive of acquisition fees and financing coordination fees). This acquisition fee is reflective of services performed by our advisor in connection with selecting properties for acquisition and shall cover such services until such time as our advisor has submitted a letter of intent to the seller to purchase such property and presented a detailed investment memorandum to our board of directors for approval. Solely with respect to our European investment activities, our European service provider will be paid 50% of the acquisition fees in respect of such properties, and our advisor will receive the remaining 50%, as set forth in the service provider agreement.	$18,000/$13,250,000 (or $32,727/$24,090,909 assuming we incur our expected leverage of 45% set forth in our investment guidelines or $72,000/ $53,000,000 assuming the maximum leverage of approximately 75% permitted by our charter).”

For purposes of this prospectus, “contract purchase price” or the “amount advanced for a loan or other investment” means the amount actually paid or allocated in respect of the purchase, development, construction or improvement of a property or the amount actually paid or allocated in respect of the purchase of loans or other real-estate related assets, in each case inclusive of any indebtedness assumed or incurred in respect of such investment, but exclusive of acquisition fees and financing coordination fees. This acquisition fee does not include any acquisition expenses payable to our advisor, as described in “Acquisition Expenses” below. Once the proceeds from the primary offering have been fully invested, the aggregate amount of acquisition fees and financing coordination fees (as described below) shall not exceed 1.5% of the contract purchase price and the amount advanced for a loan or other investment, as applicable, for all the assets acquired.(3)(4)

The disclosure under the section “Acquisition Expenses” on page 95 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“Acquisition Expenses

We will reimburse our advisor or European service provider for expenses actually incurred (including personnel costs) related to selecting, evaluating and acquiring assets on our behalf, regardless of whether we actually acquire the related assets.

Specifically, we will pay our advisor or its affiliates for any services provided by such entities for which they incur investment-related expenses, or insourced expenses. Such insourced expenses will be fixed initially at 0.50% of the purchase price of each property (including our pro rata share of debt attributable to the property) and 0.50% of the amount advanced for each loan or other investment (including our pro rata share of debt attributable to such investment), which will be paid at the closing of each such investment. Examples of insourced expenses include legal advisory expenses, due diligence expenses, acquisition-related administrative and advisory expenses, survey, property, lease and contract review expenses, travel and communications expenses and other closing costs, regardless of whether we acquire the investment. Aggregate insourced expenses in any year shall be fixed initially at 0.50% of the purchase price of our acquisitions (including our pro rata share of debt attributable to such investments) and 0.50% of the amounts advanced for all loans or other investments  (including our pro rata share of debt attributable to such investments). By fixing insourced expenses for each acquisition and for any year to 0.50% of the purchase price of our acquisitions for such year, we intend for these expenses  to remain at or below the amount of expenses that we would incur if we outsourced the services performed by our advisor and its affiliates described above for each such year. In order to ensure that such insourced expenses remain at or below market rates, we will perform annually a comparative analysis of what the amount of expenses will be if we outsource the services provided by the advisor or its affiliates during such year for a substantially similar amount of acquisitions in the subsequent year, or a market check. In light of this market check, we will adjust our future insourced expenses annually, or we may determine to outsource certain services provided by the advisor or its affiliates for any subsequent year in order to remain at or below market rates, if needed. Aggregate insourced expenses in any year will not exceed 0.50% of the purchase price of our acquisitions (including our pro rata share of debt attributable to such investments) and 0.50% of the amounts advanced for all loans or other investments  (including our pro rata share of debt attributable to such investments).

$9,000/$6,625,000 ($16,364/$12,045,455 assuming we incur our expected leverage of 45% set forth in our investment guidelines or $36,000/ $26,500,000 assuming the maximum leverage of 75% permitted by our charter).”

Additionally, we will pay third party acquisition expenses and other acquisition expenses that we incur or are incurred by our European service provider, including, but not limited to, third party brokerage or finders fees, title insurance premiums and transfer taxes, appraisals, incorporation costs, surveying, zoning and environmental reports, insurance review and third party legal expenses.

In no event will the total of all acquisition fees and acquisition expenses (including any financing coordination fee) payable with respect to our portfolio of investments or reinvestments exceed 4.5% of the contract purchase price of our portfolio to be measured at the close of the acquisition phase (including our pro rata share of debt attributable to the portfolio) or 4.5% of the amount advanced for all loans or other investments (including our pro rata share of debt attributable to such investments). We may, from time to time, reimburse our advisor for third party acquisition expenses that it incurs, if any. (3)(4)

The disclosure under the section “Operating Expenses” on page 98 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“Operating Expenses	We will reimburse our advisor’s costs of providing administrative services, subject to the limitation that we will not reimburse our advisor for any amount by which our operating expenses at the end of the four preceding fiscal quarters exceeds the greater of (a) 2.0% of average invested assets and (b) 25.0% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period. For these purposes, “average invested assets” means, for any period, the average of the aggregate book value of our assets (including lease intangibles, invested, directly or indirectly, in financial instruments, debt and equity securities and equity interests in and loans secured by real estate assets (including amounts invested in REITs and other real estate operating companies)) before deducting reserves for depreciation, or bad debts or other similar non-cash reserves, computed by taking the average of these values at the end of each month during the period. The expenses to be reimbursed to our advisor will include personnel costs in connection with services provided by our advisor during the operational stage, in addition to paying an asset management fee. However, we will not make operating expense reimbursements for personnel costs to our advisor in connection with services for which the advisor already receives acquisition fees, acquisition expenses or real estate commissions. We will not reimburse the advisor for salaries and benefits paid to our executive officers. (6)(7)(8)	Not determinable at this time.”

Footnote 4 to the table in the section “Management Compensation” on page 104 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“(4)	These acquisition fees will be payable with respect to reinvestment only, if during the period ending two years after this close of the offering, we sell an asset and then reinvest in assets; in this event, we will pay our advisor 1.0% of the contract purchase price of each property and 1.0% of the amount advanced for a loan or other investment; provided, however, that in no event shall the aggregate acquisition fees and expenses (including any financing coordination fee) paid in respect of our total reinvestments exceed 4.5% of the contract purchase price of our portfolio (including our pro rata share of debt attributable to our portfolio) or 4.5% of the amount advanced for all loans or other investments (including our pro rata share of debt attributable to such investments).”

Investment Strategy, Objectives and Policies

The third bullet on page 127 of the Prospectus under “Investment Limitations” is hereby replaced with the following disclosure.

“•	make investments that would cause the related acquisition fees and acquisition expenses to be unreasonable or exceed 4.5% of the purchase price of our portfolio or, in the case of all of our mortgage loans, 4.5% of the funds advanced; provided that the portfolio of investments may be assembled if a majority of our independent directors determines that such transactions are commercially competitive, fair and reasonable to us;”

The third paragraph on page 129 of the Prospectus under the section “Disposition Policies” is hereby replaced with the following disclosure.

“In addition, if during the period ending two years after the close of this offering, we sell assets and then reinvest in assets, we will pay our advisor 1.0% of the contract purchase price of each property acquired (including our pro rata share of debt attributable to such property) and 1.0% of the amount advanced for a loan or other investment (including our pro rata share of debt attributable to such investment); provided, however, that in no event shall the total of all acquisition fees and acquisition expenses (including any financing coordination fees) payable in respect of our total reinvestments exceed 4.5% of the contract purchase price of our portfolio (including our pro rata share of debt attributable to our portfolio) or 4.5% of the amount advanced for all loans or other investments (including our pro rata share of debt attributable to such investments).”

Summary of Our Organizational Documents

The first bullet on page 205 of the Prospectus is hereby replaced with the following disclosure.

“•	make total portfolio investments in properties or mortgage loans if the related acquisition fees and acquisition expenses are unreasonable or exceed 4.5% of the purchase price of our portfolio or, in the case of mortgage loans, 4.5% of the funds advanced; provided that such total investments may be made if a majority of our independent directors determines that such transactions are commercially competitive, fair and reasonable to us;”